EXHIBIT 99.5

Chunghwa Telecom

December 10, 2015

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Nov 2015

1)	Sales volume (NT$ Thousand)

Period	Items	2015	2014	Changes	%
Nov	Net sales	20,763,742	19,550,839	(+)1,212,903	(+)6.20%

Jan-Nov	Net sales	210,689,614	205,558,753	(+)5,130,861	(+)2.50%

b Trading purpose : None